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                   U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING
                                   FORM N-SAR
                       FOR PERIOD ENDED OCTOBER 31, 1996




PART I - REGISTRANT INFORMATION:   Aon Funds
                                   123 N. Wacker Drive
                                   Chicago, Illinois  60606


     Investment Company Act File Number:  811-6422
     Securities Act File Number:          33-43133

PART II - RULES 12b-25(b) AND (c)

     If the Form N-SAR could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                  (a)  The reasons described in reasonable
                       detail in part III of this form could not be
                       eliminated  without unreasonable effort or expense.
     [x]          (b)  The Form N-SAR will be filed on or before fifteenth
                       calendar day following the prescribed due date.
                  (c)  The accountant's statement or other exhibit required by
                       Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

     State below in reasonable detail the reason why Form N-SAR could not be filed within the prescribed time period.

            Due to the addition of four new Funds, the reorganization of the Funds as multiclass Funds, and the change of the Administrator of the Funds, the audited financial statements were delayed. The above circumstances necessitate the late filing of Form N-SAR.


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PART IV - OTHER INFORMATION

1. Name and telephone number of person to contact in regard to this notification

   Brian Lawrence             (312)           701-3748
   ______________________   _______________  ________________
        (Name)               (Area Code)      (Telephone No.)


2. Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                [x] Yes [ ] No

3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                [x] Yes [ ] No


      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

            Four funds were created on September 3, 1996: the Government Securities Fund, the International Equity Fund, the S & P 500 Index Fund and the REIT Index Fund. For the period of September 3, 1996 to October 31, 1996, the Government Securities Fund, the International Equity Fund, the S & P 500 Index Fund and the REIT Index Fund reported net investment income of $206,779, $48,954, $38,900, and $135,725 respectively.

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      Aon Funds has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


      By (Signature and Title)     /s/ Michael A. Conway
                                 ---------------------------------
                                   Michael A. Conway, President


      Date: December 30, 1996